

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY  10005

April 3, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Large Cap Growth Index-Linked ETNs due 2028 of GS Finance Corp., guaranteed by The Goldman Sachs Group, Inc. under the Exchange Act of 1934.

Sincerely,

*[signature: Ben Sawyer]*